June 20, 2013

VIA EDGAR*
Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:          Actuant Corporation
Comment Letter dated May 20, 2013
August 31, 2012 Form 10-K Filed October 26, 2012
Response Letter Dated May 3, 2013
File No. 001-11288

Dear Mr. O’Brien:

This letter is Actuant Corporation’s response to the Staff’s comment on its review of our Form 10-K for the fiscal year ended August 31, 2012 filed on October 26, 2012.  For your convenience, the Staff’s comment has been reprinted below in bold and italics.

1.
In our April 29, 2013 comment letter, we communicated our understanding that you did not intend to provide certain specific, material disclosures concerning the Mastervolt impairment charge. You have responded that our understanding is “contrary” to your previous responses. However, we note that your proposed disclosure still does not address several material issues cited in our letter. For example, the three added sentences you intend to provide still do not enable an investor to understand how your revised Mastervolt cash flow projections compare with the prior projections on which you assessed recoverability of the impaired assets. A disclosure that projected cash flows have decreased is not informative given that all impairment charges are associated with reduced cash flow estimates. You have provided no way for an investor to understand whether you project the Mastervolt solar business to generate positive or negative future earnings and cash flows, or the extent to which the impairment was impacted by the increased discount rate. Similarly, you have provided no way for an investor to understand whether Mastervolt has historically generated profits or losses, whether Mastervolt has historically generated positive or negative cash flows, and the extent to which there have been any material trends in earnings and cash flows. Absent such disclosures, investors have no ability to assess the reasonableness of your prior and current accounting estimates. Even though Mastervolt’s solar business comprises only 3% of consolidated sales, it is clear that the operating results of this business have already materially impacted consolidated and segment operating results and further impairments can reasonably be expected to have a material impact in future periods given the carrying value of Mastervolt’s tangible and intangible assets. Please read Section 501.14 of the Financial Reporting Codification and provide a substantive and informative disclosure that addresses these concerns and the disclosure requirements. Please also provide us with the impairment test calculations you performed which support the impairment charge. We may have further comment.

We have provided a copy of the impairment test calculations to the Staff under separate cover as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.  In

* Confidential treatment of certain designated portions of this letter has been requested by Actuant Corporation.  Such confidential portions are indicated by [**] in the text.  A copy of this letter containing the redacted portions has been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83.

addition, in accordance with Rule 83, we have requested confidential treatment of such supplemental information.

We have expanded and revised our original disclosures relating to the fourth quarter fiscal 2012 impairment charge for the Mastervolt business to incorporate specific explanations, as well as clarify the cause of the impairment charge.  We believe this revised disclosure also addresses the Staff’s concern regarding the Company’s specific strategies to address the adverse business, economic and competitive factors impacting Mastervolt and the future prospects of the Mastervolt business (Comment #2 below) and quantification of the carrying value of Mastervolt’s tangible assets so investors can understand the magnitude of assets at risk (Comment #3 below).  The following is the proposed disclosure to be included in our next (May 31, 2013) quarterly report on Form 10-Q, which will not only provide additional disclosures related to the fourth quarter fiscal 2012 Mastervolt impairment but also details on the subsequent impairment charge in the third quarter of fiscal 2013 (related to the plan to divest the entire Electrical segment), which was disclosed on Form 8-K filed on June 3, 2013.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discontinued Operations:
The Electrical segment is primarily involved in the design, manufacture and distribution of a broad range of electrical products to the retail DIY, wholesale, original equipment manufacturer (“OEM”), solar, utility, marine and other harsh environment markets.  The Mastervolt business was acquired in December 2010 and is comprised of two product lines, solar and marine.  During the fourth quarter of fiscal 2012 we recognized a non-cash impairment charge of $62.5 million related to the Mastervolt reporting unit.  A subsequent $170.3 million impairment charge was recorded in the third quarter of fiscal 2013, as a result of the subsequent decision to divest the entire Electrical segment.

Since its acquisition in fiscal 2010, financial results for Mastervolt have been volatile, attributable to challenging business and market conditions, regulatory changes and very weak European economic conditions.  Substantially all of Mastervolt’s solar sales are in Europe.  Solar demand has been adversely impacted by weak European economic conditions, government credit and budget challenges, and the resulting austerity actions that have impacted solar subsidies, consumer confidence and access to credit.   As a result of financial challenges facing European governments, significant reductions were made to solar feed in tariff (“FiT”) incentives, which increased the volatility of solar demand, and made investments in solar systems less attractive to potential buyers.  Reduced FiT’s unfavorably impact our customers return on investment in solar systems – thereby creating downward pressure on solar component (inverter) pricing.   During the fourth quarter of fiscal 2012 less favorable government incentive schemes were announced and implemented in Mastervolt’s key served markets (United Kingdom, France, Belgium, Germany and Italy).  The combination of all of these factors has reduced Mastervolt’s solar sales and margins.  This has necessitated several actions, including negotiating lower product cost from Mastervolt’s suppliers,  increasing our efforts to reduce solar inventory levels, initiating management changes, narrowing the focus of the solar business to certain key markets and product lines and reducing overhead through facility closures and headcount reductions.

During fiscal 2012, Mastervolt generated $73.3 million in sales and $3.7 million in operating profit, excluding the $62.5 million fourth quarter non-cash impairment charge.  Despite the year-over-year improvement in operating results of the Mastervolt business in the second half of fiscal 2012 (relative to operating losses in the prior year comparable periods) the business continued to underperform relative to expectations due to its solar product line.  While we believe the solar industry will continue to grow, we reduced our long-term sales and profitability expectations for the Mastervolt business as a result of continued pricing pressure, the frequent  imbalance between solar industry inverter supply and demand (resulting in excess inventory) and the volatile nature of end market demand given frequent unfavorable FiT changes.  We also reviewed the long-term strategic fit of the Mastervolt business in the fourth quarter, as part of our annual strategic plan and portfolio management process.  Various actions to address the Mastervolt business, and the solar product line in particular, were considered, including continuing to operate and invest in the business, implementing significant restructuring and downsizing actions or exiting the entire business or the solar product line through a possible closure or sale.  The adverse business, economic and competitive factors, coupled with the uncertainty regarding the long-term strategic fit of the business, resulted in a $62.5 million impairment charge during the fourth quarter of fiscal 2012.  This consisted of the write-down of $36.6 million of goodwill and $25.9 million of indefinite lived intangible assets (tradename).  The remaining carrying value of the Mastervolt business was $86.8 million at August 31, 2012 (including $2.5 million of net tangible assets and $84.4 million of intangible assets, goodwill and deferred income taxes).

During the first half of fiscal 2013, we initiated various restructuring actions including headcount reductions and facility closures in the Electrical segment to respond to weak overall demand and negative year-over-year core sales growth for the segment.   Following additional portfolio management discussions, we committed to a plan to divest the entire Electrical segment in May 2013.  We have engaged an investment bank to assist in the sale process and believe that a sale will be completed within the next twelve months, subject to terms that are usual and customary for the sale of a business.  The divestiture will allow us to streamline our strategy and refocus on the remaining three segments in a way that better positions the Company to take advantage of our core competencies, current business model and global growth trends.  As a result, we recognized an impairment charge during the third quarter of fiscal 2013 of $170.3 million, including a write-down of $137.8 million of goodwill, $21.3 million of indefinite lived intangible assets (tradename) and $11.2 million of amortizable intangible assets.  The impairment charge represents the excess of the net book value of the held for sale assets over the estimated fair value, less selling costs.  As a result of the impairment charge, there is no remaining goodwill associated with the Mastervolt reporting unit and $76.9 million of remaining North American Electrical goodwill.  Refer to Note 3, “Discontinued Operations” for information regarding the carrying value of assets held for sale.

The results of operations for the Electrical Segment have been reported as discontinued operations for all periods presented. The following table summarizes the results of discontinued operations (in thousands):

	Three Months Ended May 31,		Nine Months Ended May 31,
	2013	2012	2013	2012
Net sales	$ 74,834	$ 85,947	$ 214,175	$ 245,885

Operating income	11,903	8,801	25,084	19,800
Impairment charge	(170,339)	-	(170,339)	-
Income tax benefit (expense)	19,376	(2,137)	14,588	(5,410)
Income (Loss) from discontinued operations, net of taxes	$ (139,060)	$ 6,664	$ (130,667)	$ 14,390

See “Critical Accounting Policies” within Management’s Discussion and Analysis for further discussion on the impairment charges and related estimates and assumptions.

Critical Accounting Policies – Goodwill and Long-Lived Assets:
Annual Goodwill Impairment Review, Estimates and Sensitivity:  Our business acquisitions typically result in recording goodwill and other intangible assets, which are a significant portion of our total assets. On an annual basis, or more frequently if triggering events occur, we compare the estimated fair value of our nine reporting units to the carrying value to determine if a potential goodwill impairment exists. If the fair value of a reporting unit is less than its carrying value, an impairment loss, if any, is recorded for the difference between the implied fair value and the carrying value of the reporting unit’s goodwill. The estimated fair value represents the amount at which a reporting unit could be bought or sold in a current transaction between willing parties on an arms-length basis.

In estimating the fair value, we generally use a discounted cash flow model, which is dependent on a number of assumptions including estimated future revenues and expenses, weighted average cost of capital, capital expenditures and other variables.  The expected future revenue growth rates and operating profit margins are determined after taking into consideration our historical revenue growth rates and earnings levels, our assessment of future market potential and our expectations of future business performance.  Under the discounted cash flow approach, the fair value is calculated as the sum of the projected discounted cash flows over a discrete seven year period plus an estimated terminal value.  In certain circumstances we also review a market approach in which a trading multiple is applied to a forecasted EBITDA of the reporting unit to arrive at the estimated fair value.

Our fourth quarter fiscal 2012 impairment calculations included one reporting unit (Mastervolt) in which the carrying value exceeded the estimated fair value (see discussion on Fiscal 2012 Impairment Charge) and one reporting unit (North American Electrical) that had an estimated fair value that exceeded its carrying value by 13%.  The carrying value of the North American Electrical reporting unit was $254.2 million at August 31, 2012, including $173.9 million of goodwill from previously completed acquisitions.  Key financial assumptions utilized to determine the fair value of the North American Electrical reporting unit included single digit sales growth (including 3% in the terminal year) and a 12.9% discount rate.  The estimated cash flows assumed improved profitability (relative to actual fiscal 2012 results) – driven by savings and efficiencies from the consolidation of manufacturing facilities, which was completed in late fiscal 2012.  The assumptions that have the most significant impact on the determination of the fair value of the reporting unit are market multiples, the discount rate and sales growth rates.  A 100 basis point increase in the discount rate results in a decrease to the estimated fair value by approximately 9%, while a reduction in the terminal year sales growth rate assumption by 100 basis points would decrease the estimated fair value by approximately 5%. For the remaining seven reporting units, our annual goodwill impairment testing in fiscal 2012 indicated that the estimated fair value of each reporting unit exceeded the carrying value (expressed as a percentage of the carrying value) in excess of 30%.

A considerable amount of management judgment and assumptions are required in performing the impairment tests, principally in determining the fair value of each reporting unit and the indefinite lived intangible assets. While we believe our judgments and assumptions are reasonable, different assumptions could change the estimated fair values and, therefore, impairment charges could be required.  Significant negative industry or economic trends, disruptions to the Company’s business, loss of significant customers, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the assets or in entity structure and divestitures may adversely impact the assumptions used in the valuations and ultimately result in future impairment charges.

Fiscal 2012 Impairment Charge:  As a result of the uncertainty regarding the long-term strategic fit of the Mastervolt business  (a “triggering event” in the fourth quarter), the fiscal 2012 Mastervolt goodwill impairment test utilized both market and income valuation approaches under various scenarios, which were weighted based on the probability of future outcomes, as a single discounted cash flow model with a holding period into perpetuity was no longer appropriate.  Key assumptions included market multiples, a higher discount rate (16.6%) relative to our remaining reporting units and the expectation of continued positive cash flows in future years.  Financial projections also assumed moderate sales growth in the marine market and a projected rebound in solar sales levels in fiscal 2013, with single digit annual sales growth in future years.  The prior Mastervolt valuation was determined solely based on an income valuation approach and utilized a consistent discount rate, terminal year growth rate (3%) and expected long-term profit margin assumption.  However, sales and cash flow projections during the discrete projection period in the fiscal 2012 impairment calculation were reduced by approximately 50% (relative to prior assumptions).  The assumptions that have the most significant impact on the determination of the fair value of the reporting unit are market multiples, the discount rate and sales growth rates.  A 100 basis point increase in the discount rate results in a decrease to the estimated fair value by approximately 7%, while a reduction in the terminal year sales growth rate assumption by 100 basis points would decrease the estimated fair value by approximately 4%.  While we use the best available information to prepare the cash flow assumptions, actual future cash flows or market conditions could differ, resulting in future impairment charges related to goodwill.

Fiscal 2013 Interim Impairment Charge:  The material changes in assumptions from the fourth quarter fiscal 2012 impairment tests to third quarter fiscal 2013 Mastervolt and North American Electrical impairment tests were principally reduced market multiples by approximately 20% (as updated information regarding potential buyers, M&A market conditions and multiples of comparable transactions supported a lower valuation) and lower projected sales volumes, which adversely impacted margin and cash flow assumptions.  Uncertainty regarding the long-term growth prospects of the solar market, given its volatile nature and recent industry consolidations/exits by suppliers also negatively impacted market multiple assumptions (consistent with declining valuations of other public solar companies).  Our decision to divest the Electrical segment in May 2013 also impacted the impairment calculations, shortening the holding period of the businesses and placing more weighting on the market approach to determine the fair value of the reporting units.

While the Mastervolt marine product line has generated sales growth in fiscal 2013, the continued volatility in the solar market, reduced government solar incentives to buyers, increased competitive pricing pressure due to excess inventory throughout the solar industry, coupled with delays in new product launches, business interruption caused by a fire in our research and development lab and the narrowing of our solar product focus have resulted  in significantly reduced sales projections for the Mastervolt business unit.  Similar to other solar industry suppliers, we no longer expect a significant near-term rebound in solar sales that was previously anticipated and have revised our financial projections to include lower solar sales levels and reduced profit levels in the future.  The revised financial projections and an increase in the discount rate from 16.6% to 19.8% (given the associated risk premium and market outlook) resulted in a $40.8 million goodwill impairment.

While we believe that the North American Electrical business’ diverse electrical products and technologies will continue to generate positive cash flows and earnings, the decision to divest the Electrical segment represented a “triggering event” requiring an interim impairment review.    The third quarter fiscal 2013 goodwill impairment charge of $96.9 million reflected current market conditions (lower projected market multiples), a 16.6% discount rate (compared to 12.9% in the fourth quarter of fiscal 2012) and a consistent expectation regarding moderate to long-term sales growth, including a 3% terminal year growth rate.  Sales projections for the North American Electrical business incorporated developments during the first nine months of fiscal 2013, in which sales were below prior year levels by approximately 10%.  The decline in sales is the result of the loss of certain low margin retail DIY business, channel inventory reductions across served markets and reduced transformer product line demand from major OEM customers.  Despite the reduced sales volumes, profit margins have remained consistent with prior projections – the result of controlled spending and the benefits of current year headcount reductions.

To the extent actual proceeds on the divestiture are less than current projections, or there are changes in the composition of the asset disposal group, further write-downs of the carrying value of the Electrical segment may be required.

Long-lived assets:  Indefinite lived intangible assets are also subject to annual impairment testing. On an annual basis, the fair value of the indefinite lived assets, based on a relief of royalty income approach, are evaluated to determine if an impairment charge is required.
In the fourth quarter of fiscal 2012 we recognized a $25.9 million impairment of the Mastervolt tradename – the result of a reduction in the assumed royal rate (from 3.5% to 2%) and lower projected long-term Mastervolt solar sales.  In the third quarter of fiscal 2013 we also reassessed the recoverability of all Electrical segment tradenames, as a result of the plan to divest the segment, and recognized an additional $21.3 million impairment.  The estimated fair value of the tradenames were adversely impacted by further reductions in royalty rate assumptions, an increase in the discount rate and lower projected sales volumes.

We also review long-lived assets for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If such indicators are present, we perform undiscounted operating cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value.  During the third quarter of fiscal 2013, we recognized an $11.2 million impairment of Electrical segment long-lived assets - representing the excess of the net book value of the held for sale assets over the estimated fair value, less selling costs.

Note 3 “Discontinued Operations” to the Condensed Consolidated Financial Statements:

The Electrical segment is primarily involved in the design, manufacture and distribution of a broad range of electrical products to the retail DIY, wholesale, original equipment manufacturer (“OEM”), solar, utility, marine and other harsh environment markets.  The results of operations for the Electrical Segment have been reported as discontinued operations for all periods presented. The following table summarizes the results of discontinued operations (in thousands):

	Three Months Ended May 31,		Nine Months Ended May 31,
	2013	2012	2013	2012
Net sales	$ 74,834	$ 85,947	$ 214,175	$ 245,885

Operating income	11,903	8,801	25,084	19,800
Impairment charge	(170,339)	-	(170,339)	-
Income tax benefit (expense)	19,376	(2,137)	14,588	(5,410)
Income (Loss) from discontinued operations, net of taxes	$ (139,060)	$ 6,664	$ (130,667)	$ 14,390

During the fourth quarter of fiscal 2012 the Company recognized a $62.5 million pre-tax non-cash impairment charge related to the goodwill and indefinite lived intangible assets of the Mastervolt business. The impairment was the result of business underperformance since acquisition and volatility in the solar market.  During the fourth quarter of fiscal 2012, industry-wide solar inverter inventory levels and production capacity exceeded demand, significant pricing competition existed and less favorable government incentive schemes were announced and implemented in Mastervolt’s served European markets.  This challenging economic and competitive environment, as well as uncertainty regarding the long-term strategic fit of the business had a significant adverse impact on projected long-term Mastervolt sales and profits.  The impairment consisted of the write-down of $36.6 million of goodwill and $25.9 million of indefinite lived intangible assets (tradenames).  Subsequent to this impairment charge, at August 31, 2012, there remained $40.0 million of goodwill and $13.6 million of indefinite lived intangible assets related to the Mastervolt business.

During the third quarter of fiscal 2013, the Company committed to a plan to divest the entire Electrical segment.  The divestiture will allow the Company to streamline its strategy and refocus on the remaining three segments in a way that better positions the Company to take advantage of its core competencies, current business model and global growth trends.  As a result, the Company recognized an impairment charge during the third quarter of fiscal 2013 of $170.3 million, including a write-down of $137.8 million of goodwill, $21.3 million of indefinite lived intangible assets (tradename) and $11.2 million of amortizable intangible assets.  The impairment charge represents the excess of the net book value of the held for sale assets over the estimated fair value, less selling costs.  As a result of the impairment charge, there is no remaining goodwill associated with the Mastervolt reporting unit and $76.9 million of remaining North American Electrical goodwill.  The following is a summary of the May 31, 2013 assets and liabilities of discontinued operations (in thousands):

Accounts receivable	$ 42,745
Inventory	57,837
Property, plant, equipment	9,193
Goodwill	76,937
Intangible assets	56,656
Other assets	20,690
Assets of discontinued operations	$ 264,058

Accounts payable	$ 19,844
Other current liabilities	12,167
Deferred income taxes	8,833
Other long term liabilities	11,439
Liabilities of discontinued operations	$ 52,283

2.
As previously noted, it is our understanding that you do not intend to explain to investors whether you plan to employ any specific strategies to address the relevant adverse business, economic and competitive factors impacting Mastervolt, nor do you intend to substantively describe to investors the future prospects of Mastervolt as seen through the eyes of management. Absent such disclosure, investors have no way of understanding whether you view the adverse conditions as temporary, whether you intend to implement revised marketing strategies or restructuring plans, or whether you intend to dispose of the business. Absent such disclosure, investors cannot reasonably assess the degree of uncertainty surrounding the recoverability of Mastervolt’s remaining tangible and intangible assets. For example, such risk would be higher if you have no plans to improve Mastervolt’s operating results. Please read Item 303(a)(3)(ii) of Regulation S-K and please read Financial Reporting Codification Section 501.12.b.4 which focuses on the analytical content required in your disclosures. There remains a concern that the three sentences of proposed added disclosure do not fully address this issue.

In future filings we will explain to investors the specific strategies employed to address the adverse business, economic and competitive factors affecting Mastervolt, including the decision to divest the entire Electrical Segment in the third quarter of fiscal 2013.  Refer to our response to Question #1 above for the proposed disclosure.

3.
Please quantify in MD&A the carrying value of Mastervolt’s tangible assets so that investors can understand the magnitude of assets at risk. Please read Section 501.12.b.3 of the Financial Reporting Codification.

In future filings we will quantify in MD&A the carrying value of Mastervolt so that investors can understand the magnitude of assets at risk.  Refer to our response to Question #1 above for the proposed disclosure.

4.
Your proposed disclosure attributes the Mastervolt impairment to previously undisclosed “underperformance since acquisition” and also to adverse economic and competitive factors occurring in the fourth quarter. Given the positive statements you made regarding Mastervolt operations in the filings immediately prior to the impairment charge, and that the adverse factors you cite appear to have existed in prior periods, it remains unclear whether your proposed disclosure fully addresses all of the causal factors occurring in the fourth quarter. In order for us to better understand your disclosures, please provide us with Mastervolt’s 2011 and 2012 quarterly sales and operating profit data. We may have further comment.

[**]

5.
A pattern of adverse Mastervolt operating results is not apparent in the corresponding annual or interim Electrical segment sales and operating profit disclosures. Consequently, it appears that you may be aggregating Mastervolt with other businesses that have dissimilar economic characteristics. Please provide us with all of the fiscal 2012 interim and annual financial reports provided to the CODM and to the Board of Directors. Compliance with ASC 280-10-50-11 should be clearly evident.

In accordance with ASC 280-10-50-1, we have determined that we have the following four operating segments:  Industrial, Energy, Electrical and Engineered Solutions.  All of these components of the Company engage in business activities, have discrete financial information and it is at this level that operating results are regularly reviewed by our chief operating decision makers (CODM) to make decisions about resource allocation and assess performance.  These operating segments do not have similar economic characteristics and therefore have not been aggregated in accordance with ASC 280-10-50-11.

Pursuant to our conversation on June 5, 2013, we have provided examples of the following Board and CODM reports:

Board of Directors (copies also provided to CODM):
a.	Quarterly Financial Update
b.	Monthly Financial Scorecard
c.	Quarterly Pre-Earnings Call Letter
d.	Annual Financial Plan

CODM only:
a.	Monthly Management Book
b.	Monthly 2nd Day Sales Flash
c.	Quarterly Analyst Book

We have provided this information to the Staff under separate cover as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.  In addition, in accordance with Rule 83, we have requested confidential treatment of such supplemental information.

We appreciate your feedback and continuously strive to improve our financial reporting.  Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Andrew G. Lampereur

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer